                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October 2009, Charles Schwab & Co. acquired control due to ownership of greater than 25% of The Market Neutral Fund's (the "Fund") outstanding shares.  Charles Schwab Co. owned 54.8% of the Fund and thus controlled the Fund as of that date.